DLA Piper LLP (US) One Liberty Place 1650 Market Street, Suite 4900 Philadelphia, Pennsylvania 19103-7300 www.dlapiper.com John Grady john.grady@dlapiper.com T 215.656.3365 F 215.606.2057

AS FILED VIA EDGAR

Ashley Vroman-Lee, Esquire
Senior Counsel
Office of Disclosure Review
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Wildermuth Endowment Strategy Fund
Securities Act File No. 333-191152
Investment Company Act File No. 811-22888

Dear Ms. Vroman-Lee:

This letter is in response to the Staff’s comments regarding post-effective amendment no. 5 to the registration statement on Form N-2 of the Wildermuth Endowment Strategy Fund (the “Fund” or the “Registrant”), as filed on March 1, 2017. For your convenience, each comment is stated below, followed by the Registrant’s' response.

1.   COMMENT: Please confirm that the Fund has an exemptive order permitting it to issue multiple classes of shares.

Response: The Fund and its investment adviser, Wildermuth Advisory, LLC (the “Adviser”), have obtained an order of exemption from the Securities and Exchange Commission permitting the Fund to issue multiple classes of shares. Notice of the proposed order was given on November 5, 2015 (Investment Company Act Release No. 31896), and the order was granted on granted on December 1, 2015 (Investment Company Act of 1940 Release No. 31922).

2.   COMMENT: Please delete the proposed language in post-effective amendment no. 5 that would permit the Fund to invest up to 25% of its assets in private investment companies under certain enumerated circumstances, or add a requirement that fund investors must meet a minimum purchase requirement and must be “accredited investors,” as that term is defined in Regulation D under the Securities Act of 1933.

Response: In post-effective amendment no. 5, the Fund introduced language into its prospectus that would have the effect of potentially expanding the existing 15% limit on the Fund’s investments in Private Investment Companies (as that term is defined in the Fund’s prospectus), by allowing the Fund to invest up to an additional 10% of its net assets in Private Investment Companies where it is required to make additional investments in a Private Investment Company pursuant to the terms of its initial investment (through a capital call mechanism or otherwise). The Staff’s position, as noted above, is that the proposed language should be deleted unless the Fund establishes a high minimum investment amount AND requires all new investors to be accredited investors.

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The Fund is not anxious to change its investor requirements, but also strongly believes that the 15% limitation can work to the disadvantage of fund investors under various circumstances. Specifically, the Fund can foresee a scenario occurring wherein a decline in the value of the assets of the Fund that are readily marketable occurs at a time when the value of the Fund’s investments in Private Investment Companies remains stable or static. In that scenario, the percentage of the Fund’s net assets made up of holdings in Private Investment Companies might grow to where they equal or exceed 15% of the Fund’s net assets, even in the absence of additional purchases of such interests by the Fund.

In order to deal with this eventuality, the Fund wishes to utilize a different approach to measuring the Fund’s investments in Private Investment Companies. The Fund therefore submits for the Staff’s consideration the following amended and restated language: “The Fund will limit its investments in Private Investment Companies to no more than 15% of its net assets (as measured by reference to the Fund’s highest historical net asset value).” In our opinion, this language would allow the Fund to continue to maintain an appropriate exposure to Private Investment Companies even at times when the public markets are reflecting lower values for the Fund’s traded, liquid securities.

3.   COMMENT: Please confirm that the Fund does not charge for wire transfers.

Response: Confirmed.

4.   COMMENT: Please confirm that the Fund currently does not engage in short sales.

Response: Confirmed.

5.   COMMENT: Please confirm that the now-expired Expense Limitation Agreement has been extended or renewed.

Response: Confirmed. A copy of the newly approved Expense Limitation Agreement, which expires by its terms on April 30, 2018, is being filed with Post-Effective Amendment No. 6 to the Fund’s registration statement.

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6.   COMMENT: Please confirm that the Fund will file audited financial statements for the fiscal year ended December 31, 2016.

Response: Confirmed. The Fund’s audited financial statements for the fiscal year ended December 31, 2016, are being filed with Post-Effective Amendment No. 6 to the Fund’s registration statement, which amendment will be filed under Securities Act Rule 486(b) and will be effective as of April 30, 2017.

7.   COMMENT: Please confirm that the Fund’s registration statement complies with general instruction 1 to Parts A and B of Form N-2.

Response: Confirmed.

8.   COMMENT: Please confirm that the Fund’s Part B Statement of Additional Information will be revised to disclose, in accordance with Item 18, Instruction 5(b)(iii), of Form N-2, the number of audit and valuation committee meetings held during the Fund’s most recent fiscal year.

Response: Confirmed.

_____________________________

Thank you for your comments. On behalf of the Fund, I hereby acknowledge that the Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, and that Staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Fund’s filings.

I can be reached by phone at (215) 656-3365, or via email at John.Grady@dlapiper.com.

Sincerely,

John Grady